SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated September 13, 2005

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

Enclosures:

1.                                       Nokia Stock Exhange Release dated September 13, 2005 and titled: Nokia ups its third-quarter 2005 sales and EPS guidance

PRESS RELEASE

September 13, 2005

Nokia ups its third-quarter 2005 sales and EPS guidance:

Third quarter expected to result in EPS (diluted) of EUR 0.18 – EUR 0.19 and net sales of EUR 8.4 billion – EUR 8.5 billion

Espoo, Finland - Nokia today updated its guidance for the third quarter 2005. Nokia net sales are now expected to be in the range of EUR 8.4 billion – EUR 8.5 billion compared to the previous guidance of EUR 7.9 billion – EUR 8.2 billion. This is due to stronger than expected mobile device volumes and relatively firm prices during the quarter. Management also expects Nokia mobile device volumes to grow somewhat faster than the overall market during the quarter.

Stronger than expected sales during the first two months of the quarter, good cost control and one time positive items result in Nokia forecasting third quarter diluted EPS of EUR 0.18 – EUR 0.19, exceeding its previous guidance for EPS of EUR 0.14 – EUR 0.17 for the quarter.

The mobile device market has continued to be strong and Nokia delivery volumes of mobile devices in the third quarter are anticipated to exceed its earlier expectations. In addition, due to geographical sales mix and relatively firm pricing, the average sales prices during the quarter are expected to decline less than initially anticipated.

The underlying business performance of the Networks business group is anticipated to be largely in line with the earlier expectations.

The revised EPS guidance now also includes the positive impact of one-time items related to divestments that are expected to be completed in the third quarter. The positive impact of these items to the EPS is estimated to be one euro cent or slightly higher.

Nokia will report full third quarter 2005 results on October 20, 2005.

A conference call for investors is scheduled for 3.00 pm Helsinki time today on September 13, 2005. Media representatives wishing to listen in may call +1 706 634 5012. A replay of the call will be available on September 13 from 11:00 am New York time to September 20, 2005 at +1 800 642 1687 (US) and +1 706 645 9291 (International).

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product and solution deliveries; B) our ability to develop, implement and commercialize new products, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations and targets for our results of operations; E) the outcome of pending and threatened litigation; and F) statements preceded by “believe,” expect,” “anticipate,” “foresee,” “target,” “designed” or similar expressions are forward-looking statements. Because these statements involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) the extent of the growth of the mobile communications industry and the new market segments in which we have recently invested; 2) price erosion; 3) timing and success of the introduction and roll-out of new products and solutions; 4) competitiveness of our product portfolio; 5)  our failure to identify key market trends and to respond timely and successfully to the needs of our customers; 6)  the impact of changes in technology and the success of our product and solution development; 7) the intensity of competition in the mobility industry and changes in the competitive landscape; 8) our ability to control the variety of factors affecting our ability to reach our targets and give accurate forecasts; 9) the availability of new products and services by network operators and other market participants; 10) general economic conditions globally and in our most important markets; 11) our success in maintaining efficient manufacturing and logistics as well as the high quality of our products and solutions; 12)  inventory management risks resulting from shifts in market demand;

13) our ability to source quality components without interruption and at acceptable prices; 14) our success in collaboration arrangements relating to technologies, software or new products and solutions; 15) the success, financial condition, and performance of our collaboration partners, suppliers and customers; 16) any disruption to information technology systems and networks that our operations rely on; 17) our ability to have access to the complex technology involving patents and other intellectual property rights included in our products and solutions at commercially acceptable terms and without infringing any protected intellectual property rights; 18) our ability to recruit, retain and develop appropriately skilled employees; 19) developments under large, multi-year contracts or in relation to major customers; 20) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the UK pound sterling and the Japanese yen; 21) the management of our customer financing exposure; and 22) the impact of changes in government policies, laws or regulations; as well as 23) the risk factors specified on pages 12–22 of the company’s Form 20-F for the year ended December 31, 2004 under “Item 3.D Risk Factors.”

Media Enquiries:

Nokia

Communications

Tel: +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 13, 2005		Nokia Corporation

	By:	/s/ Ursula Ranin
		Name:	Ursula Ranin
		Title:	Vice President, General Counsel